Essex Securities, Inc.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934

December 31, 2015

Net Capital:		
Total members' equity qualified for net capital	$	2,258
Deduction for non-allowable assets		(81,455)
Net capital before haircuts		(79,197)
Less: Haircuts		-
Net capital		(79,197)
Minimum capital requirement		12,420
Excess net capital	$	(91,617)
Aggregate indebtness:		
Liabilities	$	186,300
Ratio of aggregate indebtness to net capital		-2.35 TO 1

Reconciliation with Company's computation (included in part II of form X-17A-5 as of December 31, 2015)

Net Capital as reported on 4th Quarter Focus	$	56,669
Adjustments from 4th Quarter Focus to Annual Audit		
Increase in accrued expenses		(136,785)
Decrease in non allowable assets		919
Total adjustments		(135,866)
Revised Net Capital as reported in the Annual Audit	$	(79,197)